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                              October 2, 2020

       Michael MacDougall
       President
       TPG Pace Beneficial Finance Corp.
       301 Commerce St.
       Suite 3300
       Fort Worth, TX 76102

                                                        Re: TPG Pace Beneficial
Finance Corp.
                                                            Amendment No. 2 to
Form S-1
                                                            Filed October 1,
2020
                                                            File No. 333-248595

       Dear Mr. MacDougall:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

                After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to our comment in our September 30, 2020 letter.

       Amendment No. 2 to Form S-1 filed October 1, 2020

       General

   1. We note your response to comment 2 of our letter dated September 30, 2020. Please further clarify:
                                                            with respect to the
original forward purchase agreement, what the circumstances are in which you will
issue non-affiliate transferees additional shares, and state the aggregate purchase
price for all of the shares and disclose the effective purchase price on a per-share
basis that includes the additional shares;
                                                            similarly, with
respect to the additional forward purchase agreements, clarify that the
 Michael MacDougall
TPG Pace Beneficial Finance Corp.
October 2, 2020
Page 2
           purchasers are purchasing 5.5 million shares and 1 million warrants for an aggregate purchase price of $50 million, and disclose the effective purchase price per on a per-
           share basis that includes all 5.5 million shares; and
             describe the circumstances in which the founders will forfeit founder shares at the time of the business combination, as disclosed on page 23.

       You may contact Jeffrey Lewis at 202-551-6216 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Long at 202-551-3765 with any other questions.



                                                            Sincerely,
FirstName LastNameMichael MacDougall
                                                            Division of
Corporation Finance
Comapany NameTPG Pace Beneficial Finance Corp.
                                                            Office of Real
Estate & Construction
October 2, 2020 Page 2
cc:       Alexander D. Lynch, Esq.
FirstName LastName